November 20, 2023

Ryan Sutcliffe
U.S. Securities and Exchange Commission (the “SEC,” or the “Commission”)
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:  T. Rowe Price Reserve Investment Funds, Inc. (“Registrant”), and each of its series (“Fund”) and classes

 File No.: 811-08279

Dear Mr. Sutcliffe:

The following is in response to your comments provided on November 8, 2023, regarding the Registrant’s registration statement filed on Form N-1A on September 28, 2023 (the “Registration Statement”). Your comments and our responses are set forth below.

Comment: Since each Fund is not publicly offered and is only registered under the Investment Company Act of 1940, we request use of the term “offering memorandum” rather than “prospectus.”

Response: We will revise the Registration Statement accordingly in each Fund’s next filing. All references to “prospectus” in each Fund’s prospectus will be replaced with “offering memorandum,” and the existing SAI language that currently appears on page 14 will be modified to reflect the underlined changes as follows:

This SAI is not a prospectus. It should be read in conjunction with the appropriate current fund prospectus, or, with respect to the T. Rowe Price Government Reserve Fund, T. Rowe Price Transition Fund, and T. Rowe Price Treasury Reserve Fund, the fund offering memorandum. References to “prospectus” throughout this SAI refer to each fund’s prospectus or offering memorandum, as applicable. Prospectuses may be obtained from T. Rowe Price Investment Services, Inc. (Investment Services), the Corporation’s principal underwriter (Distributor). If you would like a prospectus or an annual or semiannual shareholder report for a fund, please visit troweprice.com or call 1-800-638-5660 and it will be sent to you at no charge. Please read this material carefully.

Comment: In the Statement of Additional Information (SAI), under the heading “Investment Objectives and Policies,” please correct the typos in the paragraph with respect to the Capital Appreciation and Income Fund.

Response: We will revise the SAI accordingly.

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If you have any questions or further comments, please do not hesitate to email me at vicki.booth@troweprice.com.

/s/ Vicki Booth
Vicki Booth
Vice President and Managing Legal Counsel, T. Rowe Price Associates, Inc.